FG NEXUS INC.

6408 Bannington Road

Charlotte, NC 28226

April 8, 2026

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	FG Nexus Inc. (the “Company”)
Registration Statement on Form S-3
File No. 333-294668 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Eastern Time, on Friday, April 10, 2026, or as soon thereafter as practicable.

The Company hereby acknowledges that:

● Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

● The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

● The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FG Nexus Inc.

By:	/s/ D. Kyle Cerminara
Name:	D. Kyle Cerminara
Title:	Chairman and Chief Executive Officer